September 9, 2019

Barry D. Loveless
Chief Financial Officer
SPYR, Inc.
4643 S. Ulster Street, Suite 1510
Denver, Colorado 80237

       Re: SPYR, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 033-20111

Dear Mr. Loveless:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure